Read-Rite Corporation
                            Amendment to Bylaws
                    Approved by the Board of Directors
                               July 16, 1996





     WHEREAS, the Board deems it in the best interests of the Company to increase the Board of Directors to six (6) persons; and

     WHEREAS, in order to increase the Board, it is necessary to increase the number of directors constituting the entire Board under Article III,
Section 3.2 of the Bylaws of the Company.

     NOW, THEREFORE, be it resolved, that effective July 16, 1996, Article III, Section 3.2 of the Bylaws of the Company is amended in its entirety to read as follows:

   "3.2 Number of Directors. The number of directors which shall constitute the whole Board shall be six (6). The directors shall be elected at the annual meeting of the stockholders, except as provided in Section 3.3 of this Article, and each director elected shall hold office until his or her successor is elected and qualified.
   Directors need not be stockholders."